Kelso Technologies Inc. (The “Company” or “Kelso”) Unites States: OTCQX: KEOSF Canada: TSX.V: KLS
NEWS RELEASE
November 19, 2013

ADVANTAGES OF MANWAY CONFIRMED IN BAKKEN OIL FIELDS

Vancouver, British Columbia and Lisle, Illinois, – The Company reports that it has reviewed the performance characteristics of its Kelso Klincher® Manway (“KKM”) with loading terminal operators and management at the Bakken Oil Fields in North Dakota. The review has confirmed that there are several compelling economic advantages and arguments for the commercial adoption of the KKM which include:

  Opening, closing and vapor sealing using our KKM one-bolt system takes approximately 5 minutes compared to the industry’s current recommended eye-bolt practice that takes approximately 25 to 35 minutes as documented in AAR Pamphlet 34.

  The KKM can increase daily terminal loading capacity up to 32% increasing revenues of terminal operations that are paid by the volume of oil loaded and shipped.

  The KKM allows more oil production to be shipped from existing facilities improving scheduling and capital expenditure requirements for new terminals.

  The simple operation of our KKM should mean that operational personnel are less likely to cheat on manway securement operations when fatigued or working in extreme weather conditions reducing the risk of non- accidental releases of hazmat and related regulatory fines.

  The uniform sealing method of our KKM prolongs gasket service life savings thousands of dollars in new gasket costs annually along with associated downtime costs to change out the gasket.

Kelso has addressed the concerns of capital expenditures required to convert loading terminals that top load through loading arm systems to utilize the KKM through Kelso’s design of a universal loading arm adaptor that can service both KKM and current eye bolt designs. The adaptors utilize current design criteria and fit existing terminal technology seamlessly. The adaptors are a minimal expense when measured against the substantial capacity gains they will produce. The adapters are available through Kelso or our supply partners for terminal facilities.

The Company is currently bringing the KKM into production in Bonham, Texas. Management believes that the KKM will be a key product for the Company delivering a multi-million dollar revenue stream for many years to come. Orders are being negotiated and deliveries are currently scheduled to begin in March 2014. The KKM is expected to follow the same adoption path as our EPRV. Distribution should begin slowly, gain momentum and progress toward full production in 2015.

About Kelso Technologies

Kelso is a railroad equipment supplier that produces and sells proprietary tank car service equipment used in the safe loading, unloading and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials.

For a more complete business and financial profile of the Company, the financials statements and management discussion and analysis can be viewed in their entirety on the Company's website at www.kelsotech.com or www.sedar.com.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the KKM will be a key product for the Company delivering a multi million dollar revenue stream for many years to come; orders are being negotiated and deliveries are currently scheduled to begin in March 2014; and the KKM is expected to follow the same adoption path as our EPRV with distribution beginning slowly, gaining momentum and progressing toward full production in 2015. The Company's products involve detailed proprietary and engineering knowledge and specific customer adoption criteria, hence factors that could cause actual results to be materially different include that we may be unsuccessful in raising any additional capital needs that may arise; we may not have sufficient capital to develop, produce and deliver new orders; product development may face unexpected delays; orders that are placed may be cancelled; delivery of orders may be rescheduled; product may not perform as well as expected; markets may not develop as quickly as anticipated or at all; and operations may run into permit, labor or other problems. Further, we are reliant on certain key employees who may leave the Company and we may be unable to protect or defend our intellectual property. Investors are cautioned against placing undue reliance on forward-looking statements. We assume no responsibility to update these forward looking statements except to the extent required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Telephone: 250-764-3618	Telephone: 604-590-1525	7773 – 118A Street
Email: bond@kelsotech.com	Email: lee@kelsotech.com	North Delta, BC, V4C 6V1
www.kelsotech.com